SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 12, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, announces today its consolidated results for the first quarter of 2015. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian reais (R$), and all comparisons are with the first quarter of 2014, unless otherwise stated.

Quarter Highlights

      Net revenue of R$2.5 billion, stable compared to the same period of 2014. Ancillary and cargo revenue totaled R$277.8 million, an increase of 32.8% compared to 1Q14, representing 11.1% of total net revenue. International revenue recorded an 11.2% share of total net revenue, reaching R$279.6 million.

      In 1Q15, operating income (EBIT) reached R$153.8 million, with an operating margin of 6.1%, representing an increase of 6.5% over the R$144.5 million recorded in 1Q14, and margin of 5.8%.

      EBITDAR of R$468.9 million, with a margin of 18.7%, representing a decrease of 1.1 p.p. versus the same period in 2014. In the last twelve months, EBITDAR was R$1.8 billion with a margin of 17.8%.

      The consolidated load factor increased by 2.0 p.p. in the year, reaching 78.1%, with domestic up by 2.1 p.p. to 78.9%, and international load factors up by 1.2 p.p. to 72.6%.

      Net RASK in 1Q15 was R$19.22 cents, 3.4% lower, and total CASK was R$18.03 cents, down 3.8% compared to 2014. CASK ex-fuel increased by 12.4% for the same period.

      The exchange rate at the end of the quarter was R$3.2080, up 41.8% compared to R$2.2630 in 1Q14. The average exchange rate increased by 21.4%, R$2.8702 in 1Q15 and R$2.3652 in 1Q14. This huge devaluation of the Real against the Dollar in the period generated a negative net exchange variation of R$774.1 million, with no immediate cash effect, which explains the net loss of R$672.7 million in the quarter.

      Financial leverage ratio (adjusted gross debt/EBITDAR) was 7,3x, compared to 6,7x at the end of 2014 and 6.5x in 1Q14 – this indicator was impacted by the Real’s depreciation of 20.8% in 2014 and 41.8% against 1Q14.

      GOL ended the first quarter with a cash position of R$2.4 billion, representing 23.8% of the last 12 months net revenue, keeping the Company among the most liquid in the airline industry.

IR Contacts

Edmar Lopes
Eduardo Masson
Thiago Stanger

ri@golnaweb.com.br
www.voegol.com.br/ri
+55 (11) 2128-4700

Conference Calls
Wednesday
May 13, 2015

Portuguese
10:00 a.m. (Brazil)
09:00 a.m. (US EST)
Phone.: +55 (11) 2188 0155
Code: GOL
Replay: +55 (11) 2188 0400
Replay Code: GOL

English
11:30 a.m. (Brazil)
10:30 a.m. (US EST)
Phone: +1 (412) 317-6776
Code: GOL
Replay: +1(412)317 0088
Replay Code: 10064245

Live webcast
www.voegol.com.br/ri

1	GOL Linhas Aéreas Inteligentes S.A

Message from Management

We recorded an operating margin of 6.1% in 1Q15, with operating income (EBIT) of R$153.8 million, an increase of 6.5% year-over-year. Net revenue was R$2.5 billion, up 0.5% over the same period. Accumulated over the last 12 months, total net revenue registered a new historic high of R$10.1 billion.

The first months of this year were marked by the economic slowdown and a challenging competitive scenario. Even in this environment, we maintained the level of total revenue compared to 1Q14, through the diversification of revenue lines and continuous improvement of our operations and our products. The significant 32.8% increase in ancillary and cargo revenue in the quarter mitigated the decrease in ticket prices. Yield decreased by 8.6% and the PRASK fell by 6.3%, offset by an increase in load factor.

Regarding the industry, capacity for the quarter increased 6.4%, while demand grew 7.9%, both compared to 1Q14. We increased capacity by 4.0% and demand by 6.6%, which represented an expansion in load factor of 2.0 percentage points versus the same period in 2014. Although we have increased supply in the quarter, it is worth noting the zero growth forecast for the supply in 2015 will be maintained.

During this quarter, we broke two records in the national aviation segment, being: (i) the number of passengers transported in a single day by a single airline: 157,000 people on January 15, 2015, and (ii) we served more than 4 million customers in a month, in January of this year. We also led in on-time performance in the first quarter of this year, with 94.13% of flights on-time, according to data from Infraero for the domestic market. During the month of March, the index reached 96.72%, with over 23,000 domestic flights in the period.

We recorded as well the leadership in number of tickets issued for the corporate segment, in line with our focus to expand our portfolio of Corporate Customers. In addition, we had the largest growth in the sector, 14.2%, compared to the same period last year and reached 31.3% of share for this segment, according to Abracorp – Brazilian Association of Corporate Travel Agencies.

We inaugurated the new Gollog terminal at Congonhas Airport, which further strengthen ancillary revenues. With 2.1 thousand square meters, the space stands out for its easily accessible location in downtown Sao Paulo and for the operation itself. This inauguration is part of the strategy to modernize the infrastructure of our cargo transportation, improve service processes and increase efficiency in deliveries. We also signed cargo interline agreement with Air France and KLM. The partnership allows the sale of the service in all departure points offered by GOL to the destinations offered by both companies. It enables both companies to enter new markets.

We expanded the sale points utilizing GDS (Global Distribution System), allowing us to increase sales in 15 new countries, in line with our strategy to increase international revenues for the company.

2	GOL Linhas Aéreas Inteligentes S.A

Although we have many achievements to celebrate, the current scenario of high exchange rate volatility and low economic activity causes us to continually manage our costs and to search for new sources of revenue. In this quarter the exchange rate at the end of March was 41.8% higher than the same period in 2014. GOL posted a net exchange variation of R$774.1 million negative (with no immediate cash effect), which explains the net loss of R$672.7 million in the quarter. Disconsidering the exchange rate impact, the result would be a net gain of R$100.0 million in the period. We are attentive to opportunities of accessing the capital markets already considering the new corporate structure recently implemented with a view towards an eventual capitalization.

We reinforce the belief that the successful passage of this turbulent period, will be given by the discipline of execution our strategic plan and strengthening, even more, our pillars positioning; the obsessive search for the highest standard security; the lowest cost obtained through the gain of efficiency and; focus on intelligence, based on technology and in the relentless pursuit of efficiency to provide even better services to our customers.

I would like to take this opportunity to thank our clients, the trust of our investors and our Team of Eagles that, during this period, have realized that the plan has not changed and the tailwind will soon be in our favor again.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A

Operating and Financial Indicators

Traffic Data	1Q15	1Q14	% Var.	4Q14	% Var.
Aviation Market - Industry
RPK Industry – Total	32,624	30,240	7.9%	32,452	0.5%
RPK Industry – Domestic	24,524	23,219	5.6%	24,919	-1.6%
RPK Industry - International	8,099	7,021	15.4%	7,533	7.5%
ASK Industry – Total	40,443	38,015	6.4%	39,962	1.2%
ASK Industry – Domestic	30,349	29,186	4.0%	30,794	-1.4%
ASK Industry - International	10,094	8,829	14.3%	9,167	10.1%
Industry Load Factor - Total	80.7%	79.5%	1.2 p.p	81.2%	-0.5 p.p
Industry Load Factor - Domestic	80.8%	79.6%	1.2 p.p	80.9%	-0.1 p.p
Industry Load Factor - International	80.2%	79.5%	0.7 p.p	82.2%	-2.0 p.p
Aviation Market – GOL
RPK GOL – Total	10,172	9,539	6.6%	10,352	-1.7%
RPK GOL – Domestic	8,920	8,502	4.9%	9,181	-2.8%
RPK GOL – International	1,252	1,037	20.7%	1,171	6.9%
ASK GOL – Total	13,033	12,529	4.0%	13,155	-0.9%
ASK GOL – Domestic	11,308	11,075	2.1%	11,497	-1.6%
ASK GOL - International	1,725	1,453	18.7%	1,657	4.1%
GOL Load Factor - Total	78.1%	76.1%	2.0 p.p	78.7%	-0.6 p.p
GOL Load Factor - Domestic	78.9%	76.8%	2.1 p.p	79.9%	-1.0 p.p
GOL Load Factor - International	72.6%	71.4%	1.2 p.p	70.7%	1.9 p.p
Operational Data	1Q15	1Q14	% Var.	4Q14	% Var.
Revenue Passengers - Pax on board ('000)	10,120.9	9,828.0	3.0%	10,709.2	-5.5%
Aircraft Utilization (Block Hours/Day)	11.7	11.6	0.6%	11.8	-0.6%
Departures	80,814	79,133	2.1%	83,342	-3.0%
Average Stage Length (km)	951	909	4.7%	932	2.0%
Fuel consumption (mm liters)	402	386	4.2%	409	-1.6%
Full-time equivalent employees at period end	16,825	16,157	4.1%	16,875	-0.3%
Average Operating Fleet	130	126	3.4%	129	0.8%
Financial Data	1Q15	1Q14	% Var.	4Q14	% Var.
Net YIELD (R$ cents)	21.90	23.95	-8.6%	23.58	-7.1%
Net PRASK (R$ cents)	17.09	18.23	-6.3%	18.55	-7.9%
Net RASK (R$ cents)	19.22	19.90	-3.4%	20.75	-7.4%
CASK (R$ cents)	18.03	18.74	-3.8%	19.45	-7.3%
CASK ex-fuel (R$ cents)	12.00	10.67	12.4%	11.92	0.7%
Spread RASK – CASK (R$ cents)	1.19	1.16	2.9%	1.30	-8.5%
Average Exchange Rate[1]	2.8702	2.3652	21.4%	2.5437	12.8%
End of period Exchange Rate[1]	3.2080	2.2630	41.8%	2.6562	20.8%
WTI (avg. per barrel, US$)[2]	48.6	98.7	-50.7%	73.2	-33.6%
Price per liter Fuel (R$)[3]	1.96	2.62	-25.3%	2.43	-19.4%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.43	0.77	-44.2%	0.61	-29.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

4	GOL Linhas Aéreas Inteligentes S.A

Airline Market – Industry

In 1Q15, with reduced predictability in the economy and exchange rate, airlines have concentrated efforts to maintain the level of activity and deal with the rapidly changing demand profile. With this, the seat supply (ASK), increased by 6.4% and demand (RPK), in turn, increased by 7.9%. The load factor grew 1.2p.p., reaching 80.7%.

The number of passengers transported in the domestic market increased by 3.9% to 24.5 million. In the international market, more than 1.8 million passengers were transported, 18.8% higher than in the same period last year.

Domestic Market – GOL

        Domestic supply increased by 2.1% over 1Q14, reflecting GOL’s substantial capacity management flexibility, allowing it to take advantage of seasonal market opportunities. It is worth noting that the forecast for zero growth in 2015 is maintained, so that domestic supply will adjust throughout the year.

        Domestic demand had another quarter of evolution, with an increase of 4.9% compared to 2014, leading the domestic load factor to 78.9%, up 2.1p.p.

        During the quarter, GOL transported 9.5 million passengers in the domestic market, 2.4% above the number of passengers in 2014.

        Even with reduced economic activity in the country, GOL, once again, was the leader in tickets sold to corporate passangers, with a share of 31.3%, according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International Market – GOL

        International supply increased by 18.7% in the year. The Company announced several new flights during the year, including to Tobago, in the Caribbean, from Guarulhos airport in São Paulo, beginning in January 2015, and to Mendoza, Argentina, beginning in July 2015.

        International demand followed the pace of expansion higher than supply and raised 20.7% in the quarter, bringing the load factor to 72.6%, an increase of 1.2p.p.

        GOL transported 579.3 thousand passengers in the international market in the quarter, 12.8% more than in 2014. The Company maintained its focus on gradually increasing its frequencies and destinations in other countries, expanding the share of foreign-currency revenue.

PRASK and Yield

        As a result of the lower economic activity registered in the country and the exchange rate with high volatility, which ended the quarter 41.8% higher than the same period in 2014, the yield fell by 8.6% and PRASK partially benefited due to increased load factor by 2 p.p. and fell by 6.3% in the annual comparison.

5	GOL Linhas Aéreas Inteligentes S.A

    Income Statement in IFRS (R$ million)

Income Statement (R$ MM)	1Q15	1Q14	% Var.	4Q14	% Var.
Gross Revenue	2,650.0	2,624.4	1.0%	2,891.1	-8.3%
Passenger	2,321.4	2,360.6	-1.7%	2,546.1	-8.8%
Cargo and Other	328.6	263.9	24.5%	345.0	-4.8%
Tax	(144.7)	(131.0)	10.5%	(161.3)	-10.3%
Net operating revenues	2,505.2	2,493.4	0.5%	2,729.8	-8.2%
Passenger	2,227.5	2,284.3	-2.5%	2,440.8	-8.7%
Cargo and Other	277.8	209.1	32.8%	289.0	-3.9%
Operating Costs and Expenses	(2,350.2)	(2,348.5)	0.1%	(2,558.8)	-8.2%
Salaries, wages and benefits	(411.7)	(347.3)	18.5%	(342.1)	20.4%
Aircraft fuel	(786.8)	(1,011.3)	-22.2%	(991.3)	-20.6%
Aircraft rent	(214.6)	(213.0)	0.8%	(217.4)	-1.3%
Sales and marketing	(124.6)	(161.2)	-22.7%	(199.8)	-37.6%
Landing fees	(168.9)	(151.5)	11.5%	(164.9)	2.4%
Aircraft and traffic servicing	(232.8)	(165.8)	40.4%	(203.8)	14.2%
Maintenance materials and repairs	(147.1)	(75.5)	94.8%	(173.1)	-15.0%
Depreciation and Amortization	(100.4)	(135.3)	-25.7%	(94.1)	6.7%
Other	(163.2)	(87.6)	86.3%	(172.3)	-5.3%
Equity Income	(1.2)	(0.4)	NM	(0.3)	NM
Operating Result (EBIT)	153.8	144.5	6.5%	170.7	-9.9%
EBIT Margin	6.1%	5.8%	0.3 p.p	6.3%	-0.2 p.p
Other Financial Income (expense)	(866.6)	(193.8)	347.2%	(723.3)	19.8%
Interest on loans	(173.1)	(143.1)	21.0%	(167.0)	3.6%
Gains from financial investments	31.1	42.2	-26.4%	50.9	-39.0%
Exchange and monetary variations	(774.1)	57.5	NM	(262.9)	194.4%
Derivatives net results	68.0	(118.5)	NM	(322.4)	NM
Other expenses (revenues), net	(18.5)	(31.9)	-42.1%	(21.8)	-15.5%
Income (Loss) before income taxes	(712.7)	(49.3)	1344.8%	(552.6)	29.0%
Income Tax	40.0	(46.8)	NM	(78.5)	-151.0%
Current income tax	(84.5)	(39.3)	115.2%	(16.5)	411.0%
Deferred income tax	124.5	(7.6)	NM	(61.9)	NM
Net income (loss)	(672.7)	(96.1)	599.7%	(631.0)	6.6%
Net Margin	-26.9%	-3.9%	-23 p.p	-23.1%	-3.8 p.p
Participation of Non-controlling shareholders	31.8	35.0	-9.2%	37.4	-14.9%
Participation of controlling shareholders	(704.6)	(131.2)	437.0%	(668.4)	5.4%
EBITDA	254.3	279.7	-9.1%	264.8	-4.0%
EBITDA Margin	10.1%	11.2%	-1.1 p.p	9.7%	0.4 p.p
EBITDAR	468.9	492.7	-4.8%	482.2	-2.7%
EBITDAR Margin	18.7%	19.8%	-1.1 p.p	17.7%	1.0 p.p

6	GOL Linhas Aéreas Inteligentes S.A

EBIT, EBITDA and EBITDAR Reconciliation (R$ MM)*	1Q15	1Q14	% Var.	4Q14	% Var.
Net income (loss)	(672.7)	(96.1)	599.7%	(631.0)	6.6%
(-) Income taxes	40.0	(46.8)	NM	(78.5)	NM
(-) Net financial result	(866.6)	(193.8)	347.2%	(723.3)	19.8%
EBIT	153.8	144.5	6.5%	170.7	-9.9%
(-) Depreciation and amortization	(100.4)	(135.3)	-25.7%	(94.1)	6.7%
EBITDA	254.3	279.7	-9.1%	264.8	-4.0%
(-) Aircraft rent	(214.6)	(213.0)	0.8%	(217.4)	-1.3%
EBITDAR	468.9	492.7	-4.8%	482.2	-2.7%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net Revenue

Total net revenue in 1Q15 was R$2,505.2 million, virtually in line with the same period last year, with a net passenger revenue of R$2,227.5 million and net cargo and other revenue recording R$277.8 million, an increase of 32.8% compared to the 1Q14, representing 11.1% of total net revenues mainly by the increase in cargo revenue and revenue from ticket rebookings, refunds and cancellations, as well as from revenues generated by the “GOL+ Conforto” product in the domestic market.

International passenger revenue recorded R$279.6 million, equivalent to 11.2% of total net revenues. The evolution of 2.0% was achieved through the increase of 12.8% in the number of passengers transported in this market in the year.

Operating Expenses

Operating costs and expenses totaled R$2,350.2 million in the year, in line with the previous year, mainly benefited by the jet fuel price fall. The cost by ASK (CASK) reached R$18.03 cents, down 3.8% compared to 2014. Excluding fuel expenses, annual expenses came to R$1,563.4 million, R$226.2 million or 16.9% more than in 2014, with R$63.6 million or 28.1% of the increase relates to exchange variation.

Operating Expenses (R$ MM)	1Q15	1Q14	% Var.	4Q14	% Var.
Aircraft fuel	(786.8)	(1.011.3)	-22.2%	(991.3)	-20.6%
Salaries, wages and benefits	(411.7)	(347.3)	18.5%	(342.1)	20.4%
Aircraft rent	(214.6)	(213.0)	0.8%	(217.4)	-1.3%
Sales and marketing	(124.6)	(161.2)	-22.7%	(199.8)	-37.6%
Landing fees	(168.9)	(151.5)	11.5%	(164.9)	2.4%
Aircraft and traffic servicing	(232.8)	(165.8)	40.4%	(203.8)	14.2%
Maintenance, materials and repairs	(147.1)	(75.5)	94.8%	(173.1)	-15.0%
Depreciation and Amortization	(100.4)	(135.3)	-25.7%	(94.1)	6.7%
Other operating expenses	(163.2)	(87.6)	86.3%	(172.3)	-5.3%
Total operating expenses	(2,350.2)	(2.348.5)	0.1%	(2,558.8)	-8.2%
Operating expenses ex- fuel	(1,563.4)	(1.337.2)	16.9%	(1,567.5)	-0.3%

7	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses per ASK (R$ cents)	1Q15	1Q14	% Var.	4Q14	% Var.
Aircraft fuel	(6.04)	(8.07)	-25.2%	(7.54)	-19.9%
Salaries, wages and benefits	(3.16)	(2.77)	14.0%	(2.60)	21.5%
Aircraft rent	(1.65)	(1.70)	-3.1%	(1.65)	-0.3%
Sales and Marketing	(0.96)	(1.29)	-25.7%	(1.52)	-37.0%
Landing Fees	(1.30)	(1.21)	7.2%	(1.25)	3.4%
Aircraft and Traffic Servicing	(1.79)	(1.32)	35.0%	(1.55)	15.3%
Maintenance, Materials and Repairs	(1.13)	(0.60)	87.2%	(1.32)	-14.3%
Depreciation and Amortization	(0.77)	(1.08)	-28.6%	(0.72)	7.7%
Other Operating Expenses	(1.25)	(0.70)	79.1%	(1.31)	-4.4%
CASK	(18.03)	(18.74)	-3.8%	(19.45)	-7.3%
CASK Excluding Fuel Expenses	(12.00)	(10.67)	12.4%	(11.92)	0.7%

Aircraft fuel per ASK reached R$6.04 cents, a fall of 25.2% compared to 2014 mainly due to decrease of 25.3% in the average per-liter fuel price in reais. It is worth noting that the fall in international prices in dollars for the period was 44.2%, and the difference to the price of the Real are due to the depreciation of the Real against the Dollar by 21.4%.

Salaries, wages and benefits per ASK reached R$3.16 cents, up 14.0% compared to 2014 due to: (i) increase of approximately 7% in employees’ wages from the collective bargaining agreement; (ii) higher variable crew compensation by increasing flight hours; and (iii) the hiring of crew due to the new domestic and international bases.

Aircraft leasing per ASK totaled R$1.65 cent, down 3.1% compared to 2014, primarily due to lower number of aircraft and renegotiations of lease contracts that took place at the end of 2014.

Sales and marketing per ASK recorded R$0.96 cent, down 25.7% compared to 1Q14, mainly due to the fall in losses from direct sales channel.

Landing fees per ASK totaled R$1.30 cent, 7.2% up on the year before, due to new international routes and the collection of passenger connection fee (fully implemented from July 2014) in all airports in which GOL operates in Brazil.

        Provision of services by ASK totaled R$ 1.79 cent in the period, up 35.0%, mainly due to: (i) the addition of a government mandated risk premium to employees from third party companies providing handling services; (ii) IT services in the domestic and international bases; and (iii) the increase in the number of tickets purchased through peer airlines that will be reversed in revenue in the future; and (iv) cost of other services.

8	GOL Linhas Aéreas Inteligentes S.A

Maintenance materials and repairs per ASK came to R$1.13 cent, an increase of 87.2% compared to 2014 due to the aircraft maintenance calendar, the devaluation of the Real against the Dollar by 21.4% in the period and due to a credit of redelivery adjustment during the 1Q14.

        Depreciation and amortization per ASK reached R$0.77 cents, down 28.6% in the annual comparison, due to the lower number of engines capitalized in the period in line with the Company’s maintenance schedule and by the end of depreciation period on certain existing engines throughout 2014.

        Other expenses per ASK reached R$1.25 cent, 79.1% more than in 2014, mainly due to: (i) introduction of new international frequencies; (ii) increased expenses with the on-board service; and (iii) reduced gains from sale leaseback operations in 2014 (6 aircraft in 1Q14 versus 1 aircraft in 1Q15).

Operating Result

Operating income (EBIT) in 1Q15 was R$153.8 million, with an operating margin of 6.1%. This result is the Company’s seventh consecutive quarter with a positive operating margin and the ninth with quarter-over-quarter improvement.

Net Financial Result

In 1Q15, GOL posted a net financial expense of R$866.6 million, versus an expense of R$193.8 million in 1Q14. The increase was caused primarily by the net exchange variation of R$774.1 million due to the devaluation of the Real against the Dollar by 20.8% compared to the closing of 2014, although this exchange rate had no immediate cash effect.

      Interest expense totaled R$173.1 million in the quarter, compared to an expense of R$30.0 million in 1Q14, totaling R$143.1 million. This increase was caused primarily by the depreciation of the Real against the Dollar and the interest payment on debentures issued by Smiles S.A. to finance part of its R$1 billion capital reduction.

      Net exchange variation was an expense of R$774.1 million in the 1Q15, compared to R$57.5 million positive in the same period in the previous year. The resulting difference is due to the exchange rate depreciation of 41.8% of the Real against the Dollar in the period, impacting the Company's balance sheet accounts, although it had no immediate cash effect.

      Interest income totaled R$31.1 million in the quarter, a decrease of R$11.1 million reported in the 1Q14, which totaled R$42.2 million. The variation is explained primarily by lower cash level at 15.1% in the quarter compared to the same period last year and the lower cash level in Real.

      Other financial expenses totaled R$18.5 million in the year, a decrease of 42.1% compared to the same period last year, which recorded R$31.9 million. The variation is explained by lower commissions in the period.

Hedge Result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 1Q15, GOL recorded a book gain of R$64.8 million from hedge operations.

Hedge Results (R$ million) 1Q15	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	0.2	0	(7.9)	(7.7)
Subtotal – Not Designated for Hedge Accounting	0	72.8	(0.3)	72.5
Total	0.2	72.8	(8.2)	64.8
OCI (net of taxes, on 03/31/2015)*

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

9	GOL Linhas Aéreas Inteligentes S.A

Hedge Results (R$ million) 1Q15	Fuel	Foreign Exchange	Interest	Total
Financial Result	0.2	72.8	(5.0)	68.0
Operating Result	0	0	(3.2)	(3.2)
Total	0.2	72.8	(8.2)	(64.8)

      Fuel: fuel hedge operations are made through contracts of crude oil derivatives and its derivatives (WTI, Brent and Heating Oil) and represented gains of R$0.2 million in 1Q15. During the quarter, the Company acquired a fuel protect position through derivative financial instruments, and at the end of March/15, 11% of its exposure in the next three months and 5% in the next 6 months were protected with derivatives. The Company also hires fuel, with the distributor, at prices (ex-refinery) predetermined for future delivery. Combining the fixed price positions and derivatives, the Company had, in March/15, a total of 25% of its exposure in the next three months protected, and 14% in the next 6 months.

      Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total losses of R$8.2 million in 1Q15. The company increased its nominal hedged position from US$591.1 million in 4Q14 to US$594.7 million at the end of March/15.

      Foreign exchange: foreign exchange (FX) hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards) generated gains of R$72.8 million in 1Q15 and are used to protect the Company’s cash flow. GOL’s FX exposure is hedged through derivative instruments by 20% of next 3 month exposure and 9% in the next 6 months. The Company also maintains part of its cash position in dollars in order to create a natural hedge against its FX exposure. In 1Q15, this portion protected 52% of exposure in the next 3 months and 24% in the next 6 months. Adding the cash and derivative instruments, 72% of FX exposure in the next 3 months and 34% in the next 6 months was protected.

Income Taxes

1Q15 income taxes was positive a R$40.0 million, R$86.8 million higher than the negative R$46.8 million in 1Q14, due to the loss recorded in GOL group, except the subsidiary Smiles S.A., and the effect generated in deferred taxes due to the depreciation of the Real against the Dollar on aircraft leases.

Net Result

GOL posted a loss of R$672.7 million in 1Q15, with a negative net margin of 26.9%. The result was adversely impacted by the exchange variation of R$774.1 million. Maintaining the same exchange rate of 1Q14, the result would be a net gain.

10	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet: Liquidity and Indebtedness

        On March 31, 2015, GOL posted a total cash, including financial investments and restricted cash, of R$2,395.8 million, equivalent to 23.8% of net revenue in the last 12 months. Short-term receivables totaled R$447.8 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

        The Venezuelan cash position amounted to R$377.1 million on March 31, 2015, an increase of R$51.3 million compared to the end of 2014, which recorded R$325.8 million. This increase is due to primarily the appreciation of the Venezuelan Bolivar against the US Dollar. GOL is in constant discussions with the Venezuelan authorities regarding the repatriation of the remaining funds. This amount is subject to future oscillations given uncertainties in the Venezuelan economic scenario.

Indebtedness (R$ MM)	1Q15	1Q14	% Var.	4Q14	% Var.
Loans and Financings	4,532.5	3,392.1	33.6%	4,010.6	13.0%
Aircraft Financing	2,592.0	2,076.6	24.8%	2,224.7	16.5%
Total of Loans and Financings	7,124.5	5,468.8	30.3%	6,235.2	14.3%
Short-Term Debt	1,171.3	479.6	144.2%	1,110.7	5.5%
Debt in US$	241.4	193.8	24.6%	213.3	13.1%
Debt in BRL	397.0	41.1	866.9%	544.1	-27.0%
Long-Term Debt	5,953.2	4,989.2	19.3%	5,124.5	16.2%
Debt in US$	1,537.2	1,682.5	-8.6%	1,544.8	-0.5%
Debt in BRL	1,022.0	1,181.6	-13.5%	1,021.2	0.1%
Gross Debt excluding Perpetual and Interest	6,499.7	4,996.8	30.1%	5,694.2	14.1%
Perpetual Notes	574.2	405.1	41.8%	475.5	20.8%
Accumulated Interest	50.6	66.9	-24.4%	65.6	-22.9%
Operating Payable Leases (off-balance)	5,952.6	4,323.7	37.7%	4,794.8	24.1%
Total Loans and Financing	13,077.1	9,792.5	33.5%	11,030.0	18.6%
Liquidity (R$ MM)	1Q15	1Q14	% Var.	4Q14	% Var,
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	2,395.8	2,822.4	-15.1%	2,527.1	-5.2%
Short-Term Receivables	447.8	463.7	-3.4%	352.3	27.1%
Total Liquidity	2,843.6	3,286.2	-13.5%	2,879.4	-1.2%
Indebtedness and Liquidity (R$ MM)	1Q15	1Q14	% Var.	4Q14	% Var,
Cash and Equivalents as % of LTM Net Revenues	23.8%	30.1%	-6.3 p.p	25.1%	1.3 p.p
Gross Debt (R$ MM)	7,124.5	5,468.8	30.3%	6,235.2	14.3%
Net Debt (R$ MM)	4,728.7	2,646.3	78.7%	3,708.1	27.5%
LTM Aircraft Rent x 7 years	5,923.8	5,304.0	11.7%	5,912.0	0.2%
% of debt in foreign currency	80.1%	77.6%	2.5 p.p	74.9%	5.2 p.p
% of debt in Short-Term	16.4%	8.8%	7.6 p.p	17.8%	-1.4 p.p
% of debt in Long-Term	83.6%	91.2%	-7.6 p.p	82.2%	1.4 p.p
Gross Adjusted Debt[2] (R$ MM)	13,048	10,773	21.1%	12,147	7.4%
Net Adjusted Debt[2] (R$ MM)	10,652	7,950	34.0%	9,620	10.7%
Adjusted Gross Debt2 / EBITDAR LTM	7.3 x	6.5 x	0.8 x	6.7 x	0.6 x
Adjusted Net Debt2 / EBITDAR LTM	6.0 x	4.8 x	1.2 x	5.3 x	0.7 x
Net Financial Commitments1 / EBITDAR LTM	6.0 x	4.2 x	1.8 x	4.7 x	1.3 x

     1 - Financial commitments (gross debt + operational leasing contracts) less Cash / 2 - Debt + LTM operational leasing expenses x 7.

11	GOL Linhas Aéreas Inteligentes S.A

                   Loans and Financings

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over the next three years.

        During 1Q15, the Company’s total loans and financings came to R$7,124.5 million (including financial leases), 14.3% up on 4Q14, mostly due to the depreciation of Real of 20.8%. The Company amortized R$264.3 million in debt in the year, of which R$172.1 million was from financial debt amortization and R$92.2 million from finance lease obligations. Period funding issuances totaled R$193.0 million, comprising R$130.8 million from the issuance of the financing for engine maintenance - financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank") and R$62.2 million from a Finimp (Import financing).

The adjusted gross debt/EBITDAR (LTM) ratio reached 7.3x in 1Q15, versus 6.7x in 4Q14, affected by the 20.8% end-of-period depreciation of the Real against the Dollar. If the exchange rate had remained flat over the end of 1Q14, the leverage ratio would have been approximately 6.4x. Another factor that impacted the ratio was the R$600 million Smiles Debenture issue maturing in the short term (R$204 million to be paid by July/2015).

The average maturity of the Company’s long-term debt in 1Q15, excluding aircraft financial leasing, the Smiles debentures and non-maturing debt, was 4.13 years, versus 4.36 years in 4Q14, with an average rate of 15.82% for local-currency debt, versus 12.3% in 4Q14, and 7.82% for Dollar-denominated debt, versus 7.95% in 4Q14.

Operational Fleet and Fleet Plan

Fleet Plan	2015	2016	>2016	Total
Fleet (End of Period)	140	139
Aircraft Commitments (R$ million)*	1,336.1	1,672.9	44,363.8	47,372.8
Pre-Delivery Payments (R$ million)	306.4	186.3	5,856.0	6,348.6

   *Considers aircraft list price

12	GOL Linhas Aéreas Inteligentes S.A

Fleet (End of Period)	1Q15	1Q14	Var.
Boeing 737-NG Family	140	147	-7
737-800 NG	105	111	-6
737-700 NG	35	36	-1
737-300 Classic*	-	7	-7
767-300/200*	-	1	-1
Opening for rent Type
Financial Leasing (737-NG and 767)	45	46	-1
Operating Leasing	95	102	-7

    *Non-operational

At the end of 1Q15, out of a total of 140 Boeing 737-NG aircraft, GOL was operating 136 aircraft on its routes. Of the 4 remaining aircraft, 3 were in the process of being returned to their lessors and 1 was sent via sub-leasing to an European airline.

GOL has 95 aircraft under operating leases and 45 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 1Q15, GOL received 1 aircraft B737 NG under operating lease and returned 2 B737 NGs.

The average age of the fleet was 7.5 years at the end of 1Q15. In order to maintain this indicator at low levels, the Company has 129 firm aircraft acquisition orders with Boeing for fleet renewal by 2026.

Capex

GOL posted a net investment of R$169.5 million in 1Q15, considering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

2015 Financial Guidance

2015 Financial Guidance	From	To	1Q15 Results
Annual Change in Domestic Supply (ASK)	Zero		2.1%
Average Exchange Rate (R$ /US$)	3.15	2.95	2.87
Jet Fuel Price	2.30	2.10	1.96
Operating Margin (EBIT)	2%	5%	6.1%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

13	GOL Linhas Aéreas Inteligentes S.A

Highlights of the subsidiary Smiles’ results in 1Q15

   43.5% in the number of accrued ex-GOL miles compared to 1Q14;

  Miles redeemed increase by 13.4% over 1Q14;

  Operating income of R$85.0 million, 23.9% higher than in 1Q14;

  Operating cash flow of R$335.1 million;

  Net income of R$69.6 million, 11.1% lower than in 1Q14.

Smiles S.A. closed 1Q15 with operating income of R$85.0 million, 23.9% up on 1Q14, with an operating margin of 34.5%, thanks to the 43.5% increase in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to a significant increase in the return on capital indicators. For more information, please go to http://www.smiles.com.br/ri.

14	GOL Linhas Aéreas Inteligentes S.A

            Balance Sheet

Balance Sheet (R$ `000)	1T15	4T14
Assets	10,328,493	9,976,647
Current Assets	2,914,012	2,986,198
Cash and cash equivalents	1,956,292	1,898,773
Financial assets	40,513	296,824
Restricted cash	59,959	58,310
Trade and other receivables	447,830	352,284
Inventories	162,473	138,682
Recoverable income taxes	74,573	81,245
Prepaid expenses	88,096	99,556
Hedge Transactions	52,310	18,846
Other current assets	31,965	41,678
Non-Current Assets	7,414,481	6,990,449
Deposits	925,489	793,508
Restricted cash	339,043	273,240
Prepaid expenses	16,177	18,247
Recoverable income taxes	72,320	70,334
Deferred income taxes	632,111	486,975
Other non-current assets	30,309	23,442
Investments	22,443	8,483
Property and equipment, net	3,675,242	3,602,034
Intangible Assets	1,701,346	1,714,186
Liabilities and Shareholders` Equity	10,328,493	9,976,647
Liabilities	11,365,982	10,309,621
Current Liabilities	4,346,397	4,212,646
Short-term borrowings	1,171,286	1,110,734
Accounts payable	677,980	686,151
Salaries, wages and benefits	290,836	255,440
Fiscal obligation	140,081	100,094
Sales tax and landing fees	300,159	315,148
Advance ticket sales	912,809	1,101,611
Smiles deferred revenue	234,733	220,212
Advance from customers	93,671	3,196
Provisions	249,510	207,094
Obligation of derivatives transactions	131,760	85,366
Other obligations	143,573	127,600
Non-Current Liabilities	7,019,585	6,096,975
Long-term debt	5,953,197	5,124,505
Provisions	321,292	278,566
Smiles deferred revenue	616,432	559,506
Current income taxes payables	36,811	34,807
Other non-current liabilities	91,853	99,591
Shareholder's Equity	(1,037,489)	(332,974)
Capital Stock	2,618,837	2,618,748
Issued share capital	(150,214)	(150,214)
Shares to be issued	-	51
Capital reserve	792,784	103,366
Stock based compensation	96,324	93,763
Treasury shares	(31,132)	(31,357)
Liability valuation adjustment	(178,555)	(138,713)
Capital gain	-	687,163
Accumulated losses	(4,405,750)	(3,701,194)
Non-controllers shareholders' interest	220,218	185,413
Total Liabilities and Shareholders’ Equity	10,328,493	9,976,647

15	GOL Linhas Aéreas Inteligentes S.A

Cash Flow

Consolidated Cash Flow (R$ '000)
Net Loss for the Period	(672,722)	(96,146)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	100,426	135,252
Allowance for Doubtful Accounts	6,050	4,195
Provision for Judicial Deposits	12,526	4,650
Reversion (Provision) for Inventory Obsolescence	14	(34)
Deferred Taxes	(124,455)	7,558
Equity in Subsidiaries	1,223	446
Share-based Payments	3,060	1,954
Exchange and Monetary Variations, net	1,066,236	3,216
Interests on Loan and Leasing	141,115	99,306
Unrealized Hedge Result	-	15,852
Result share plan provision	1,446	11,416
Mileage Program	71,447	15,275
Write-off Property, Plant and Equipment and Intangible Assets	4,231	40
Net income adjusted	610,597	202,980
Cash Flows from Operating Activities:
Accounts Receivable	(101,596)	(143,114)
Financial Applications Used for Trading	256,311	666,939
Inventories	(23,805)	(10,218)
Deposits	(22,539)	(52,684)
Prepaid Expenses, Insurance and Recoverable Taxes	12,778	(12,665)
Others Assets	2,843	13,299
Suppliers	(8,171)	8,025
Advance Ticket Sales	(188,802)	(26,316)
Advances from Customers	90,475	(70,590)
Salaries, Wages and Benefits	33,950	2,654
Sales Tax and Landing Fees	(14,989)	8,364
Tax Obligation	65,241	28,956
Obligations from Derivative Transactions	(47,438)	21,429
Provisions	31,533	(35,864)
Others Liabilities	8,234	7,408
Interest Paid	(155,470)	(126,466)
Income Tax Paid	(23,405)	(22,999)
Net Cash Provided by Operating Activities	525,747	459,138

Restricted Cash	(67,452)	46,256
Investment acquisition	-	(6,250)
Investment sale	-	65,703
Property, Plant and Equipment	(39,095)	99,055
Advances for Property, Plant and Equipment Acquisition	(157,062)	(81,645)
Intangible Assets	(9,353)	(27,727)
Net Cash Provides (Used in) Investing Activities	(272,962)	95,392

Loan Funding	191,174	70,645
Loan Payment	(172,112)	(21,598)
Financial Leases Payment	(92,181)	(50,908)
Shares to be issued	(51)	-
Capital increase in subsidiary	5,041	-
Net Cash Generated by (Used In) Financing Activities	(68,129)	(1,861)

Exchange Variation on Cash and Cash Equivalents	(127,137)	(62,766)
Net Increase in Cash and Cash Equivalents	57,519	489,903

Cash and Cash Equivalents at Beginning of the Period	1,898,773	1,635,647
Cash and Cash Equivalents at End of the Period	1,956,292	2,125,550

16	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

      BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

      BRENT: refers to oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

      CHARTER: a flight operated by an airline outside its normal or regular operations.

      EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

      LESSOR: the party renting a property or other asset to another party, the lessee.

      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

      LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

      WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets

      Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

17	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 72 destinations, 16 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts • Edmar Lopes • Eduardo Masson • Thiago Stanger

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

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18	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.